AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY COMPANIES
QUARTERLY REPORT PER REQUIREMENTS
OF HOLDING COMPANY ACT RELEASE NO. 26864
FOR THE QUARTER ENDED JUNE 30, 2003

1)	Aggregate Investment, for which there is recourse to AEP Co., Inc., in Exempt Wholesale Generators (EWG) and Foreign Utility Companies (FUCO)

(in millions)
EWG Investment	$ 151
FUCO Investment	1,663

Total Aggregate Investment
in EWG's and FUCO's	$1,814

Components of statement of aggregate investment in EWG and FUCO’s are filed under confidential treatment pursuant to Rule 104(b).

2)     Aggregate Investment as a Percentage of the Following Items

	(in millions)%
Total Capitalization	$22,308	*	8.1%
Net Utility Plant	20,632		8.8%
Total Assets	35,359		5.1%
Market Value of Common Equity	11,783		15.4%

*Includes Long-term Debt Due Within One Year and Short-term Debt.

3)     Consolidated Capitalization Ratio

	(in millions)%
Short-term Debt	$ 567
Long-term Debt	11,954	*

Total Debt	12,521		56.1%

Equity Unit Senior Notes	376		1.7%

Certain Subsidiary Obligated,
Mandatorily Redeemable,
Preferred Securities of
Subsidiary Trusts Holding
Solely Junior Subordinated
Debentures of Such
Subsidiaries	321		1.4%

Minority Interest in
Finance Subsidiary	533		2.4%

Preferred Stock	144		0.7%

Common Stock	2,626
Paid-in Capital	4,182
Accumulated Other Comprehensive
Income	(670)
Retained Earnings	2,275

Total Common Equity	8,413		37.7%

Total Capitalization	$ 22,308		100.0%

* Includes Long-term Debt Due Within One Year.

AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY COMPANIES
QUARTERLY REPORT PER REQUIREMENTS
OF HOLDING COMPANY ACT RELEASE NO. 26864
FOR THE QUARTER ENDED JUNE 30, 2003

4) Market-to-book Ratio of AEP Common Stock

Closing Market Price per Share	$ 29.83
Book Value per Share	$ 21.30
Market-to-book Ratio of Common Stock	140%

5)     Analysis of Growth in Retained Earnings

Statement of analysis of growth in retained earnings is filed under confidential treatment pursuant Rule 104(b).

6)     Statement of Revenues and Net Income for each EWG and FUCO

Statement of revenues and net income for the following EWG’s and FUCO’s are filed under confidential treatment pursuant to Rule 104(b):

CitiPower Pty.
Nanyang General Light Electric Co., Ltd.
Pacific Hydro Ltd.
AEP Energy Services Limited
AEP Energy Services UK Generation Limited
InterGen Denmark, Aps
CSW Vale L.L.C.
South Coast Power Limited
Trent Wind Farm, Limited Partnership
Newgulf Power Venture, Inc.
Desert Sky Wind Farm LP